QuickLinks -- Click here to rapidly navigate through this document

Dear Shareholder:

On behalf of the Executive Board, I am pleased to invite you to attend a Special General Meeting of Shareholders of ARCADIS N.V. (the "Company"), which will be held on Thursday, June 5, 2003 at 10:00 a.m. local time, at the offices of the Company, Bellevue, Utrechtseweg 68, in Arnhem, The Netherlands.

Accompanying this letter is the agenda of the meeting describing the business to be transacted at the meeting. Also enclosed are the Notice of Special General Meeting of Shareholders, the Company's Proxy Statement and a proxy card which, together, address the sole proposal to be voted upon by the Company's shareholders at the meeting. The Company's Supervisory Board and Executive Board unanimously recommend that shareholders vote "FOR" the sole proposal to be voted upon at the meeting.

Whether or not you plan to attend the meeting, please mark your vote and complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope at your earliest convenience so that your shares will be represented at the meeting. Please note that if you transfer ownership of the shares you voted by proxy prior to the meeting, your votes will be disregarded as invalid under Netherlands law. Returning a proxy card as requested does not prevent you from attending the meeting. If you choose to attend the meeting, you may, of course, revoke your proxy and personally cast your votes.

Please contact either Joost Slooten in the United States at (516) 391-5262, or Anja van Bergen-van Kruijsbergen in the Netherlands at 011-26-377-8245, if you have questions regarding any aspect of the meeting or voting your shares by proxy.

Sincerely yours,

/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
May 15, 2003

ARCADIS N.V.

AGENDA OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
June 5, 2003

A Special General Meeting of Shareholders of ARCADIS N.V. will be held at the offices of the Company, Bellevue, Utrechtseweg 68 in Arnhem, The Netherlands, on Thursday, June 5, 2003 at 10:00 a.m. local time.

1.
Opening and Announcements

2.
Approval of an amendment of the Company's Articles of Association

3.
Questions and Answers

4.
Adjournment

Arnhem, May 15, 2003
The Executive Board
ARCADIS N.V.
PO Box 33
6800 LE Arnhem, The Netherlands

ARCADIS N.V.

AGENDA OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
June 5, 2003

Explanatory notes to the agenda of a Special General Meeting of Shareholders of ARCADIS N.V., to be held on Thursday, June 5, 2003.

Agenda item 2: Approval of an amendment of the Company's Articles of Association

Pursuant to Article 28, Paragraph 1, of the Articles, an amendment of the Articles requires the affirmative vote of seventy-five percent of the Shares represented at the General Meeting of Shareholders at which a quorum of seventy-five percent of the Outstanding Capital is represented. Because no such quorum was achieved at the Annual General Meeting of Shareholders of May 14, 2003, no resolution could be adopted at that meeting regarding the proposed amendment. Consistent with the requirements of Article 28, Paragraph 2, of the Articles, a new general meeting of shareholders is being called for June 5, 2003 (the "Subsequent Meeting"). At the Subsequent Meeting decisions with respect to an amendment of the Articles may be validly adopted regardless of the Outstanding Capital represented at such Meeting, provided such decisions are adopted by the affirmative vote of seventy-five percent of the Shares represented.

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes to amend the Company's articles of association to abolish the structure regime of the Company. The Central Works Council has already issued its positive advice regarding this matter.

•
Generally

The Company is considered an international holding company under the current Dutch regulation of large public limited companies ("structuurvennootschappen") because less than 50% of the total number of employees of the subsidiary companies of ARCADIS N.V. are employed in the Netherlands, and as such, qualifies for a complete exemption from the so-called structuurregime (structure regime). As a consequence, this regime is no longer mandatorily applicable and can be abolished at the Company. A more limited version of the structure regime will be implemented at ARCADIS Nederland B.V. which is the holding company of the Dutch operating companies. The reason for the proposal to abolish the structure regime at the Company lies in the fact that the limitations which result from such regime with respect to the influence of shareholders on the Company are no longer compatible with the current philosophy regarding the management of an internationally-operating and publicly-listed company like ARCADIS N.V.

Following the proposed amendment of the Company's articles of association the structure regime will no longer apply to the Company as she will qualify as a "normal" company. This entails a number of amendments to the articles of association.

•
Appointment, suspension and dismissal of members of the Executive Board

The members of the Executive Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 12 will be amended conform thereto. New Paragraph 6 of Article 12 requires that the Supervisory Board prepare a nomination within 6 months from the occurrence of a vacancy on the Executive Board. The General Meeting of Shareholders may appoint an Executive Director if the Supervisory Board has not prepared a nomination (binding or non-binding) within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 12 is being amended to provide that the members of the Executive Board can be suspended by the Supervisory Board and can be dismissed by the General Meeting of Shareholders. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

•
Appointment, suspension and dismissal of members of the Supervisory Board

The members of the Supervisory Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 15 will be amended conform thereto. New Paragraph 6 of Article 15 requires that the Supervisory Board prepare a nomination within 6 months following the occurrence of a vacancy. The General Meeting of Shareholders may appoint an Supervisory Director if the Supervisory Board has not prepared a nomination within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by a similar majority of the votes cast. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 15 is being amended to provide that the members of the Supervisory Board can be suspended and dismissed by the General Meeting of Shareholders and no longer by the Supervisory Board. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

•
Financial Statements

Article 19 will be amended to provide that the General Meeting of Shareholders adopts the annual financial statements of the Company. The annual financial statements will be prepared by the Executive Board. The profit appropriation will be adopted by the Executive Board conform Article 27, Paragraph 8, subject to the approval of the Supervisory Board.

•
Authorization to effect amendment of the Company's articles of association

The proposal also includes the granting of authorization to each member of the Executive Board, the Company secretary and each candidate-notary and notarial associate employed by the firm of De Brauw Blackstone Westbroek in Amsterdam to apply for the required ministerial declaration of non-objection and to deliver the notarial deed effecting the amendment of the Company's articles of association.

The complete text of the proposed amendment is available for inspection at the offices of the Company, Utrechtseweg 68 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-76-579-9455, and will be delivered upon request.

ARCADIS N.V.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

A Special General Meeting of Shareholders of ARCADIS N.V. (the "Company") will be held on Thursday, June 5, 2003 at 10:00 a.m. local time, at the offices of the Company, Bellevue, Utrechtseweg 68 in Arnhem, The Netherlands, for the sole purpose of approving an amendment of the Company's Articles of Association.

Shareholders of the Company of record at the close of business on April 29, 2003, are entitled to notice of the meeting and any adjournments thereof. Pursuant to the Company's Articles of Association and Netherlands law, anyone who is a shareholder on the date of the Special General Meeting of Shareholders is entitled to attend and vote at such meeting. Accordingly, the record date set above is a false record date and serves only as a reference date for determining which persons are to receive this notice of meeting, and not which persons are entitled to attend and vote at the Special General Meeting of Shareholders. The Company's transfer books will not be closed. A complete list of shareholders of record at the close of business on April 29, 2003, and on June 4, 2003, the day immediately preceding the Special General Meeting, will be available at the Special General Meeting. Shareholders who wish to attend the meeting in person will be required to present proper identification and proof that they are a shareholder of the Company on the day of the meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE MARK YOUR VOTES AND COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AND VOTED AT THE MEETING. IF YOU TRANSFER OWNERSHIP OF THE SHARES YOU VOTED BY PROXY PRIOR TO THE MEETING, YOUR VOTES WILL BE DISREGARDED AS INVALID UNDER NETHERLANDS LAW. IF YOU CHOOSE TO ATTEND THE MEETING, YOU MAY, OF COURSE, REVOKE YOUR PROXY AND PERSONALLY CAST YOUR VOTE.

By Order of the Executive Board,

/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
May 15, 2003

ARCADIS N.V.
Utrechtseweg 68
6812 AH Arnhem
The Netherlands

PROXY STATEMENT For the Special General Meeting of Shareholders to be held on June 5, 2003

INTRODUCTION

This Proxy Statement is being provided by and on behalf of the Executive Board of ARCADIS N.V., a company organized and existing under the laws of the Kingdom of The Netherlands ("ARCADIS" or the "Company"), in connection with the solicitation of proxies for use at the Special General Meeting of Shareholders of the Company to be held on Thursday, June 5, 2003 at 10:00 a.m. local time, at the offices of the Company, Bellevue, Utrechtseweg 68 in Arnhem, The Netherlands, and at any and all adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement and the enclosed proxy card will be first mailed on or about May 15, 2003.

The Special Meeting will be held for the sole purpose of approving an amendment of the Company's Articles of Association.

Shareholders Entitled to Notice and Vote

Shareholders of the Company of record at the close of business on April 29, 2003 (the "Notice Record Date") will be entitled to notice of the Special Meeting. Pursuant to the Company's Articles of Association (the "Articles") and Netherlands law, anyone who is a shareholder on the date of the meeting is entitled to attend and vote at a shareholders meeting. Accordingly, the Notice Record Date serves only as a reference date for determining which persons are to receive notice of the Special Meeting, and not which persons are entitled to attend and vote at the Special Meeting. On April 22, 2003, one week prior to the Notice Record Date, there were 20,299,506 shares of the Company's common stock, €0.05 nominal value each (the "Common Stock") and 200 Priority Shares, €0.05 nominal value each (the "Priority Shares"), issued and outstanding. On the Notice Record Date, no shares of the Company's preferred stock, €0.05 nominal value each (the "Preferred Stock"). and no shares of the Company's financing cumulative preferred stock, €0.05 nominal value each (the "Financing Preferred Stock"), were issued and outstanding (the Common Stock, the Priority Shares, the Preferred Stock and the Financing Preferred Stock, collectively, are hereinafter referred to as the "Shares"). Notwithstanding the Notice Record Date specified above, the Company's transfer books will not be closed and Shares may be transferred subsequent to the Notice Record Date. However, if the ownership of Shares that have been voted by proxy is transferred prior to the Special Meeting, then the votes cast by proxy for such Shares will be disregarded as invalid under Netherlands law.

Votes and Quorum

Pursuant to the Articles, shareholders will be entitled to one vote for each voting Share held, and shareholders may vote in person or by proxy. The Articles do not impose a quorum of shareholders to be present and represented at the Special Meeting but because the shares of Common Stock are quoted on the National Market of the National Association of Securities Dealers Automated Quotation System, pursuant to the requirements set forth in the Bylaws of the National Association of Securities Dealers, Inc., no shareholder decision taken at the Special Meeting will be deemed to be validly taken unless 33 1/3 percent of the outstanding shares of the Common Stock shall have been present or represented at the Special Meeting at the time such shareholder decision was taken. Pursuant to the Articles, only votes cast by Shares represented and entitled to vote at the Special Meeting determine the adoption or rejection of a proposal by the Special Meeting and, accordingly, abstentions and broker non-votes will have no effect on the actual voting.

Pursuant to Article 28, Paragraph 1, of the Company's Articles of Association (the "Articles"), an amendment of the Articles requires the affirmative vote of the General Meeting of Shareholders at which a quorum of seventy-five percent of all issued and outstanding shares of the Company's capital stock (the "Outstanding Capital") are represented. Because no such quorum was achieved at the Annual General Meeting of Shareholders of May 14, 2003, no resolution could be adopted at that meeting regarding the proposed amendment. Consistent with the requirements of Article 28, Paragraph 2, of the Articles a new general meeting of shareholders is being called for June 5, 2003 (the "Subsequent Meeting"). At the Subsequent Meeting decisions with respect to an amendment of the Articles may be validly adopted regardless of the number of Shares represented at such Meeting, provided such decisions are adopted by the affirmative vote of seventy-five percent of the Outstanding Capital represented.

Proxies

If the enclosed proxy card ("Proxy") is fully and properly executed, returned in time and not revoked prior to or at the Special Meeting and the ownership of the Shares so voted has not been transferred prior to the Special Meeting, the Shares represented thereby will be voted in accordance with the instructions indicated on such Proxy. If no instructions are indicated on such Proxy, the Shares represented thereby will be voted "FOR" the proposed amendment of the Company's Articles of Association. All persons named as proxies on the enclosed Proxy are members of the Company's Executive Board. Any shareholder giving a Proxy has the right to withhold authority to vote for the sole proposal to be voted upon by so indicating in the box "ABSTAIN" on the enclosed Proxy. A shareholder who has returned a Proxy may revoke it at any time prior to its exercise at the Special Meeting by either (i) giving written notice of revocation to the Chairman of the Executive Board of the Company; (ii) properly submitting to the Company a duly executed Proxy bearing a later date; or (iii) appearing at the Special Meeting and voting in person. Shareholders who wish to attend the Special Meeting in person will be required to present proper identification and proof that they are a shareholder on the day of the Special Meeting. All written notices of revocation of a Proxy should be addressed as follows: ARCADIS N.V., Utrechtseweg 68, 6812 AH Arnhem, The Netherlands, Attention: Harrie L.J. Noy, Chairman of the Executive Board.

PROPOSAL 1

APPROVAL OF AN AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Pursuant to Article 28, Paragraph 1, of the Articles, an amendment of the Articles requires the affirmative vote of seventy-five percent of the Shares represented at the General Meeting of Shareholders at which a quorum of seventy-five percent of the Outstanding Capital is represented. Because no such quorum was achieved at the Annual General Meeting of Shareholders of May 14, 2003, no resolution could be adopted at that meeting regarding the proposed amendment. Consistent with the requirements of Article 28, Paragraph 2, of the Articles, a new general meeting of shareholders is being called for June 5, 2003 (the "Subsequent Meeting"). At the Subsequent Meeting decisions with respect to an amendment of the Articles may be validly adopted regardless of the Outstanding Capital represented at such Meeting, provided such decisions are adopted by the affirmative vote of seventy-five percent of the Shares represented.

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes to amend the Articles to abolish the structure regime of the Company. The Central Works Council has already issued its positive advice regarding this matter.

Generally

The Company is considered an international holding company under the current Dutch regulation of large public limited companies ("structuurvennootschappen") because less than 50% of the total number of employees of the subsidiary companies of ARCADIS N.V. are employed in the Netherlands, and as such, qualifies for a complete exemption from the so-called structuurregime (structure regime). As a consequence, this regime is no longer mandatorily applicable and can be abolished at the Company. A more limited version of the structure regime will be implemented at ARCADIS Nederland B.V. which is the holding company of the Dutch operating companies. The reason for the proposal to abolish the structure regime at the Company lies in the fact that the limitations which result from such regime with respect to the influence of shareholders on the Company are no longer compatible with the current philosophy regarding the management of an internationally-operating and publicly-listed company like ARCADIS N.V.

Following the proposed amendment of the Articles the structure regime will no longer apply to the Company as she will qualify as a "normal" company. This entails a number of amendments to the Articles.

Appointment, suspension and dismissal of members of the Executive Board

The members of the Executive Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 12 will be amended conform thereto. New Paragraph 6 of Article 12 requires that the Supervisory Board prepare a nomination within 6 months from the occurrence of a vacancy on the Executive Board. The General Meeting of Shareholders may appoint an Executive Director if the Supervisory Board has not prepared a nomination (binding or non-binding) within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, then the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 12 is being amended to provide that the members of the Executive Board can be suspended by the Supervisory Board and can be dismissed by the General Meeting of Shareholders. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than half of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

Appointment, suspension and dismissal of members of the Supervisory Board

The members of the Supervisory Board will be appointed by the General Meeting of Shareholders from a nomination to be prepared by the Supervisory Board. Article 15 will be amended conform thereto. New Paragraph 6 of Article 15 requires that the Supervisory Board prepare a nomination within 6 months following the occurrence of a vacancy. The General Meeting of Shareholders may appoint an Supervisory Director if the Supervisory Board has not prepared a nomination within the prescribed time period. In such event, the general meeting may adopt a resolution by simple majority of the votes cast.

If the Supervisory Board has prepared a binding nomination, then the General Meeting of Shareholders may nevertheless void the binding character of the nomination by a resolution adopted by at least a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. If a non-binding nomination has been prepared then the General Meeting of Shareholders may set aside such nomination by a resolution adopted by a similar majority of the votes cast. If the non-binding nomination is accepted by the General Meeting of Shareholders, then the resolution effecting the appointment requires a simple majority of the votes cast.

Article 15 is being amended to provide that the members of the Supervisory Board can be suspended and dismissed by the General Meeting of Shareholders and no longer by the Supervisory Board. Unless proposed by the Supervisory Board, a resolution by the General Meeting of Shareholders to suspend or dismiss a member of the Executive Board will require a two-thirds majority of the votes cast provided they represent more than one-third of the issued share capital of the Company. This is the same requirement as for an appointment by the general meeting which is non-conform to a binding nomination prepared by the Supervisory Board.

Financial Statements

Article 19 will be amended to provide that the General Meeting of Shareholders adopts the annual financial statements of the Company. The annual financial statements will be prepared by the Executive Board. The profit appropriation will be adopted by the Executive Board conform Article 27, Paragraph 8, subject to the approval of the Supervisory Board.

Authorization to effect amendment of the Company's articles of association

The proposal also includes the granting of authorization to each member of the Executive Board, the Company secretary and each candidate-notary and notarial associate employed by the firm of De Brauw Blackstone Westbroek in Amsterdam to apply for the required ministerial declaration of non-objection and to deliver the notarial deed effecting the amendment of the Articles.

The Executive Board, with the approval of the Supervisory Board and the holder of the Priority Shares, proposes that the relevant Articles be amended substantially as set forth below. Additions are underlined, deletions are shown as strikethrough.

Executive Board.

Article 12.

12.1.	The company shall be managed, under the supervision of a Supervisory Board, by an Executive Board consisting of one or more members whose number shall be set by the Supervisory Board after consultation with the Executive Board.
12.2.	If the Executive Board consists of two or more members, the Supervisory Board may ~~confer upon~~appoint one of them ~~the title of~~as chairman.
12.3.
All resolutions of the Executive Board shall be passed by an absolute majority of the votes cast; if there is a tie in voting, if the Supervisory Board has appointed a member of the Executive Board as Chairman and the Executive Board also consists of more than two members, the Chairman of the Executive Board shall decide; if no Chairman of the Executive Board is appointed and also if the Executive Board consists of no more than two members, the Supervisory Board will decide.
12.4.
The further (internal) procedure of the Executive Board can be laid down in regulations. The Executive Board can determine in regulations with which task each member of the Executive Board more particular will be responsible.
The regulations require the approval of the Supervisory Board.
12.5.
The general meeting shall appoint the members of the Executive Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board. A person who has attained the age of sixty years may not be appointed as a member of the Executive Board, unless the Supervisory Board explicitly decides otherwise~~. The Executive Board may nominate a candidate for appointment; such nomination shall not be binding. The Supervisory Board shall notify the general meeting of an intended appointment of a member of the Executive Board of the company.~~.
~~12.5.~~	~~The Supervisory Board may suspend and remove a member of the Executive Board at any time, with the proviso that it shall not remove a member of the Executive Board until after the general meeting has been consulted on the proposed removal.~~
~~In the event of suspension of a member of the Executive Board, the member in question shall be reinstated if within three months following the resolution to suspend that member if the Supervisory Board has not resolved to maintain the suspension, which may be done only once and for a maximum period of two months, or - with due observance of the preceding sentence - to remove the member in question.~~
12.6.
If a vacancy has arisen, the Executive Board shall invite the Supervisory Board to make a nomination within six months. The general meeting may appoint a member of the Executive Board at its discretion if the Supervisory Board has not within the period of six months acted upon the invitation.
12.7.
A nomination is binding when it has been made in due time and for each appointment a choice can be made from at least two persons. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.
12.8.
If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Executive Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

12.9.
The Supervisory Board may at any time suspend a Member of the Executive Board. The general meeting may at any time, such in accordance with paragraph 10 of this article, suspend or dismiss a member of the Executive Board.
12.10.
If a member of the Executive Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Executive Board, or to terminate or continue the suspension, failing which the suspension shall lapse.
A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting or the Supervisory Board has adopted the resolution to continue the suspension.
If within the period of continued suspension it was not resolved either to dismiss the member of the Executive Board concerned or to terminate the suspension, the suspension shall lapse.
A member of the Executive Board who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.
The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Executive Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.
12.11.
In the event one or more members of the Executive Board being absent or prevented from acting, the remaining members of the Executive Board or the only remaining member of the Executive Board shall be charged with the entire management; in the event of all the members of the Executive Board or the only member of the Executive Board being absent or prevented from acting, the Supervisory Board shall be temporarily charged with the management, without prejudice to its power to appoint one of its members as temporary manager and subject to the obligation, in the event of absence, to fill the vacancy as soon as possible.
~~12.7.~~12.12.
A member of the Executive Board shall resign at the close of the annual General Meeting of Shareholders held in the financial year in which he attains the age of sixty-five years, unless the Supervisory Board explicitly decides otherwise.
Representation.
Article 14.
14.1.	The authority to represent the company shall be vested in the Executive Board and in each member of the Executive Board individually.
14.2.
If the company has a conflict of interest with one of the members of the Executive Board, then, contrary to the provisions of paragraph 1 above, the company shall be represented by such member of the Supervisory Board as shall be designated for that purpose by the Supervisory Board.
14.3.	The Executive Board has the authority, without the prior approval of the general meeting, but subject to the approval of the Supervisory Board, to perform legal acts:
	a.	in connection with the subscription for shares, as a result of which special obligations are imposed upon the company;
	b.	relating to the acquisition of shares on terms other than on which the general public may participate in the company;
	c.	with respect to contributions on shares other than in cash.

14.4.	The approval of the Supervisory Board shall be required for the following resolutions of the Executive Board:
	a.	issue and acquisition of shares in the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;
	b.	co-operation in the issue of depositary receipts for shares;
	c.	application for a listing or withdrawal of the official listing of the securities referred to in paragraphs a and b on the official list of any exchange;
	d.	entry into or termination of a continuing direct co-operation by the company or an independent company with another legal person or company or as general partner with full liability in a limited partnership or a general partnership if such co-operation or the termination thereof is of far-reaching significance for the company;
	e.	acquisition of a participating interest by the company ~~or by a dependent company~~ in the capital of another company the value of which equals at least the sum of one-quarter of the issued capital and the reserves of the participating company, as shown in its balance sheet with explanatory notes as well as a far-reaching change in the size of any such participating interest;
	f.	investments requiring an amount equal to at least the sum of one-fourth of the issued capital and the reserves of the company as shown in its balance sheet with explanatory notes;
	g.	a proposal to amend the articles;
	h.	a proposal to wind up the company;
	i.	application for involuntary liquidation and for a moratorium of payments;
	j.	termination of the employment contract of a considerable number of employees of the company or of a dependent company at the same time or within a short timespan;
	k.	a far-reaching change in the working conditions of a considerable number of employees of the company or of a dependent company;
	l.	a proposal to reduce the issued capital~~.~~;
	m.	a proposal for a legal merger or a legal demerger as meant in section 2:7 Dutch Civil Code.
14.5.
The lack of approval by the Supervisory Board for a resolution referred to in paragraph 4 of this article shall not affect the representative authority of the Executive Board or the members of the Executive Board.
14.6.
The resolutions referred to above in paragraph 4, subparagraphs a, d, e, f, g and h, shall also require the approval of the priority.
In addition, the approval of the priority shall be required to file an application for involuntary liquidation.
Supervisory board.
Article 15.
15.1.
The supervision of the management as conducted by the Executive Board and the general course of business within the company and the enterprise connected therewith shall be exercised by a Supervisory Board consisting of natural persons; the Supervisory Board shall set the number of its members, which must at least be three.
15.2.	The Supervisory Board shall appoint a chairman and a secretary from their number.

15.3.
~~In addition, section 2:142, subsection 3, section 2:158, subsections 2 to 11 and subsection 13, and sections 2:159, 2:160, 2:161, subsections 2 and 3, and section 2:164 of the Dutch Civil Code shall be applicable to the company.~~
~~The lack of the approval by the Supervisory Board, as referred to in section 2:164, subsection 1, of the Dutch Civil Code cannot be invoked by or against any third party. 15.4.~~ A Supervisory Director shall resign on the day that four years have elapsed since his appointment. After his first term of office has ended a Supervisory Director shall only twice be eligible for reappointment for a full term of four years.
~~15.5.~~15.4.
Without prejudice to the provisions of the previous paragraph, the Supervisory Board may decide that one or more of its members shall retire by rotation at such annual General Meeting of Shareholders as the Supervisory Board shall decide, in accordance with such schedule as shall be drawn up for this purpose by the Supervisory Board.
A change in such schedule may not cause a Supervisory Director in office to retire against his will before the end of term for which he was appointed.
15.5.	The general meeting shall appoint the members of the Supervisory Board. The appointment by the general meeting will be done on a binding or non-binding nomination by the Supervisory Board.
15.6.
The Supervisory Board will make a nomination within six months after a vacancy has occurred. The general meeting may appoint a member of the Supervisory Board at its discretion if the Supervisory Board has not within the period of six months made a nomination.
15.7.
A nomination is binding when it has been made in due time and for each appointment a choice can be made from at least two persons. However, the general meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.
15.8.
If the Supervisory Board has made a non-binding nomination, the appointment of a member of the Supervisory Board, in contravention to the nomination, is possible provided that the resolution to appoint by the general meeting will be adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.

15.9.
The general meeting may at any time, such in accordance with the provisions set out hereinafter in this article, suspend or dismiss a member of the Supervisory Board.
If a member of the Supervisory Board is suspended, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such member of the Supervisory Board, or to terminate or continue the suspension, failing which the suspension shall lapse.
A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of two months commencing on the day the general meeting has adopted the resolution to continue the suspension.
If within the period of continued suspension it was not resolved either to dismiss the member of the Supervisory Board concerned or to terminate the suspension, the suspension shall lapse.
A member of the Supervisory Board who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.
The general meeting can only resolve to suspend, to continue the suspension or to dismiss a member of the Supervisory Board, unless at the proposal of the Supervisory Board, if such resolution is adopted by at least a two thirds majority of the votes cast, if such majority represents more than one third of the issued share capital.
15.10.
Together with a nomination for the appointment of a member of the Executive Board or of the Supervisory Board the following information shall be given in respect of the candidate: his age, his profession, the number of shares in the share capital of the company held by him and the positions he holds or held insofar as relevant to the fulfilment of the duties as a member of the Executive Board or the Supervisory Board respectively. Furthermore mention shall be made of the legal entities for which he serves as a member of the Supervisory Board whereby, in case legal entities are included which belong to the same group, it shall be sufficient to mention such group.
The nomination for the appointment of a member of the Executive Board or the Supervisory Board shall include the reasons.
15.11.	The general meeting shall set the fixed remuneration of the members of the Supervisory Board. Their expenses shall be reimbursed.
~~15.7.~~15.12.
The Supervisory Board may appoint one of the Supervisory Directors as Delegated Supervisory Director, who shall in particular be charged with assisting the Executive Board in its day-to-day management and rendering advice to it.
The Supervisory Board may grant the Delegated Supervisory Director a remuneration chargeable to the company in addition to the fixed remuneration referred to in paragraph ~~6~~11 of this article.
General meetings of shareholders.
Article 18.

The notice convening a meeting shall state the items of business to be considered, unless the agenda is deposited at the office of the company and at such other places ~~- including in any case a place in Amsterdam -~~ as shall be stated in the notice, for inspection by the shareholders - who may obtain copies of the agenda free of charge - and such deposit is stated in the notice; if a proposal to amend the articles or to wind up the company or a proposal to reduce the capital is to be submitted to the general meeting, this must always be stated in the convening notice.
No valid resolutions may be passed in respect of matters in respect of which the provisions of the preceding sentence have not been complied with and the consideration of which has not as yet been published in the same manner with due observance of the period set for giving notice of the meeting.

Article 19.
19.1.	The annual General Meeting of Shareholders shall be held before the first of July.
19.2.	At this meeting:
	a.	the written report of the Executive Board on the business of the company and the management conducted shall be considered;
	b.	the annual accounts ~~adopted~~prepared by the ~~Supervisory~~Executive Board shall be submitted to the General Meeting of Shareholders for ~~approval~~adoption and the profit appropriation shall be adopted with due observance of the provisions of article 27 of these articles;
	c.	the proposals to grant a discharge to the members of the Executive Board from liability for their management and a discharge to the members of the Supervisory Board from liability for their supervision shall be brought up for discussion as a separate item of business;
	d.	the vacancies, if any, shall be filled;
	e.	the matters brought up for discussion by the Executive Board and/or the Supervisory Board, with due observance of the provisions of the articles of association, shall be considered.
The items of business referred to in a, b and c need not be considered if the period for preparing the annual accounts has been extended.
19.3.
Extraordinary general meetings shall be held whenever they are convened pursuant to a resolution of the Executive Board or the Supervisory Board. Further, the provisions of sections 2:110, 2:111 and 2:112 of the Dutch Civil Code are applicable to the company.
Financial year. Annual accounts.
Article 25.
25.1.	The financial year shall coincide with the calendar year.
25.2.
Each year, within five months after the end of each financial year - save where this period has been extended by the general meeting by a maximum of six months on account of special circumstances - the Executive Board shall prepare the annual accounts which will be submitted to the ~~Supervisory Board for adoption. Following adoption by the Supervisory Board the annual accounts shall be submitted to the~~ general meeting for ~~approval and simultaneously to the competent works council for discussion~~adoption.
The annual accounts shall be accompanied by the annual report referred to in article 19, paragraph 2, subparagraph a, by the report of the company's accountant referred to article 26 and by the information to be added referred to in section 2:392, subsection 1, of the Dutch Civil Code, however as far as the information to be added is concerned, only insofar as the provisions of that subsection apply to the company.
The annual accounts shall be signed by all the members of the Executive Board and by all the members of the Supervisory Board; in the event of one or more of their signatures being absent, this shall be stated on the documents in question giving the reasons therefor.
25.3.
The company shall ensure that its annual accounts as prepared, the annual report and the information to be added referred to in paragraph 2, are available from the day of the notice convening the general meeting at which the same are to be considered at the office of the company and further at such other places as the Executive Board will indicate.
The shareholders may inspect the aforementioned documents there and obtain a copy thereof at no cost.
The documents referred to above in this paragraph shall be deposited for public inspection; any person may obtain a copy of these documents at no more than cost.

The complete text of the proposed amendment is available for inspection at the offices of the Company, Utrechtseweg 68 in Arnhem and at the ABN AMRO Service Desk, tel. 011-31-76-579-9455, and will be delivered upon request.

The Executive Board and the Supervisory Board unanimously recommend that shareholders vote
"FOR" the approval of the amendment of the Articles.

OTHER MATTERS

Neither the Executive Board nor the Supervisory Board knows of any other matters to be brought before the Special Meeting.

Brokers, Banks and Nominees

If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a Proxy with respect to your Shares. Accordingly, please contact the person responsible for your account and give instructions for a Proxy to be signed representing your Shares.

List of Shareholders of Record

A list of shareholders of record entitled to receive notice of the Special Meeting will be available at the offices of the Company, Utrechtseweg 68, Arnhem, The Netherlands, for inspection by the Company's shareholders during regular business hours from May 15, 2003, to the date of the Special Meeting. A list of shareholders of record at the close of business on June 4, 2003, the day immediately preceding the Special Meeting, will also be available during the Special Meeting for inspection by shareholders who are present.

/s/ HARRIE L.J. NOY Harrie L.J. Noy Chairman of the Executive Board

Arnhem, The Netherlands
May 15, 2003

QuickLinks

AGENDA OF SPECIAL GENERAL MEETING OF SHAREHOLDERS June 5, 2003
INTRODUCTION
PROPOSAL 1
OTHER MATTERS